UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

29102N105
(CUSIP Number)

Eric LeGoff President & COO Evermore Global Advisors, LLC 89 Summit Avenue Summit, NJ 07901 908-378-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2018
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29102N105	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

____________________

1 Excludes 9,750,000 shares of common stock of Emergent Capital, Inc. (the “Issuer”) that may be acquired upon the exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

2 Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP NO. 29102N105	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Value Fund, a series of Evermore Funds Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,710,000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

_____________________

1 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore Global Advisors, LLC (“Evermore”), but has the right to rescind the authority granted to Evermore upon proper notice.

2 Excludes 4,334,786 shares of common stock of the Issuer that may be acquired upon the exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

3 Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP NO. 29102N105	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS Sirius International Insurance Corporation (publ)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Stockholm, Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,815,000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

_______________

1 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore, but has the right to rescind the authority granted to Evermore upon proper notice.

2 Excludes 3,592,178 shares of common stock of Emergent Capital, Inc. (the “Issuer”) that may be acquired upon the exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

3 Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP NO. 29102N105	Page 5 of 7 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2018 (the “Schedule 13D”) with respect to the common stock (the “Securities”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

The Reporting Persons have updated the Beneficial Ownership information, namely the number of shares beneficially owned and the percent of the class represented thereby, in the preceding pages. Such updates are presented solely to present such information as of the date of this Amendment and reflect the change in the number of outstanding shares of common stock of the Issuer and the exercisability of warrants within 60 days of the date hereof. None of the Reporting Persons has acquired or disposed of either shares of common stock or warrants to acquire common stock of the Issuer since the filing of the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 28, 2017, as part of the Closing of the Recapitalization, the Issuer issued an aggregate amount of $30.0 million of 8.5% Senior Secured Notes due 2021 (the “Senior Secured Notes”), pursuant to the Amended and Restated Indenture, dated as of July 28, 2017 (the “Senior Secured Indenture”), between the Issuer and Wilmington Trust, National Association, as Indenture Trustee (the “Trustee”). Certain investment advisory clients of Evermore Global Advisors, LLC (“Evermore”) acquired an aggregate principal amount of $21.0 million of those Senior Secured Notes.

A copy of the Senior Secured Indenture was filed with the SEC on August 1, 2017 as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

In December 2018, the Issuer authorized the sale and issuance to certain investors of up to $8.5 million principal amount of its Senior Secured Notes to be issued pursuant to the Senior Secured Indenture, as amended by the First Supplemental Indenture dated as of January 10, 2018 and the Second Supplemental Indenture dated as of December 10, 2018. On December 28, 2018, certain investment advisory clients of Evermore subscribed to purchase an aggregate principal amount of $5.0 million of newly-issued Senior Secured Notes for an aggregate purchase price of $3.75 million. A copy of the form of subscription agreement was filed with the SEC on January 3, 2019 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

On December 31, 2018, the Issuer issued such notes and Evermore investment advisory clients acquired notes in an aggregate principal amount of $5 million, with Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF”), acquiring notes in the principal amount of $2,228,000 and Sirius International Insurance Corporation acquiring notes in the principal amount of $1,842,000.

A copy of the First Supplemental Indenture was filed with the SEC on August 20, 2018 as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and is incorporated herein by reference. A copy of the Second Supplemental Indenture was filed with the SEC on December 14, 2018 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

For a more detailed discussion of the issuance and sale of Senior Secured Notes by the Issuer on December 31, 2018, see the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

See Item 4 above for a description of the Reporting Persons’ subscription agreeing to purchase an aggregate principal amount of the newly-issued Senior Secured Notes of the Issuer for an aggregate purchase price of $3.75 million.

CUSIP NO. 29102N105	Page 6 of 7 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019)
Exhibit 99.8	Amended and Restated Indenture, dated as of July 28, 2017, between the Issuer and the Trustee (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)
Exhibit 99.9	First Supplemental Indenture, dated as of January 10, 2018, between the Issuer and the Trustee (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the SEC on August 20, 2018)
Exhibit 99.10	Second Supplemental Indenture, dated as of December 10, 2018, between the Issuer and the Trustee (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2018)

CUSIP NO. 29102N105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President & COO

EVERMORE GLOBAL VALUE FUND

By:	/s/ Eric LeGoff
Eric LeGoff
CEO

SIRIUS INTERNATIONAL INSURANCE CORPORATION (PUBL)

By:	/s/ Lars Ek
Lars Ek
EVP & COO

By:	/s/ Lars Andersson
Lars Andersson
SVP & CFO